The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-161221
SUBJECT TO COMPLETION, DATED AUGUST 10, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated August 10, 2009)

Suburban Propane Partners, L.P.

2,200,000 Common Units

We are selling 2,200,000 common units of Suburban Propane Partners, L.P. Our common units are limited partner interests, which are inherently different from the capital stock of a corporation. Our common units are traded on the New York Stock Exchange under the symbol “SPH.” On August 7, 2009, the last sales price of our common units as reported by the NYSE was $43.75 per common unit.

Investing in our common units involves risk. You should carefully consider each of the factors described under “Risk Factors” beginning on page S-6 of this prospectus supplement and page 4 of the accompanying prospectus, as well as the documents we previously have filed with the Securities and Exchange Commission that are incorporated by reference therein for more information, before you make any investment in our securities.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Suburban Propane Partners, L.P.	$	$

The underwriters expect to deliver the common units on or about August   , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30 day option, exercisable from the date of this prospectus supplement to purchase up to an additional 330,000 common units from us on the same terms and conditions set forth above if the underwriters sell more than 2,200,000 common units in this offering.

Joint Book-Running Managers

Wells Fargo Securities	BofA Merrill Lynch	Citi	Goldman, Sachs & Co.

Co-Managers

J.P. Morgan	Raymond James

The date of this prospectus supplement is August   , 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering of common units.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus or any free writing prospectus prepared by or on behalf of Suburban. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the prospectus is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since such date.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering.

Unless the context otherwise requires, references to “Suburban,” “the Partnership,” “we,” “us” and “our” refer to Suburban Propane Partners, L.P. and its subsidiaries, unless the context otherwise requires. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

SUBURBAN PROPANE PARTNERS, L.P.

Overview

Suburban Propane Partners, L.P., a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2009, that we are the fourth-largest retail marketer of propane in the United States, measured by retail gallons sold in the year 2008. As of June 27, 2009, we were serving the energy needs of approximately 900,000 active residential, commercial, industrial and agricultural customers through more than 300 locations in 30 states located primarily in the east and west coast regions of the United States, including Alaska. We sold approximately 386.2 million gallons of propane to retail customers and 76.5 million gallons of fuel oil and refined fuels during the year ended September 27, 2008. For the nine-month period ended June 27, 2009, we sold approximately 294.8 million gallons of propane to retail customers and 50.5 million gallons of fuel oil and refined fuels. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

Our Strategy

Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, that are geared toward achieving sustainable profitable growth and increased quarterly distributions. The following are key elements of our strategy:

Internal Focus on Driving Operating Efficiencies, Right-Sizing Our Cost Structure and Enhancing Our Customer Mix.  We focus internally on improving the efficiency of our existing operations, managing our cost structure and improving our customer mix. Through investments in our technology infrastructure, we continue to seek to improve operating efficiencies and the return on assets employed. Beginning at the end of fiscal 2005 and continuing throughout much of fiscal 2007, we implemented specific plans to streamline our operating footprint and management structure, eliminate redundant functions and assets through enhanced operating efficiencies, and refocus our service activities on offerings to support our existing customer base within our core operating segments. While the majority of the specific initiatives under these plans were executed by the end of fiscal 2007, our focus on operating efficiencies and on our cost structure is an ongoing process. Our internal efforts are particularly focused in the areas of route optimization, forecasting customer usage, inventory control, cash management and customer tracking.

In addition, we continually evaluate our customer base and, in particular, focus on customers that provide a proper return. In that regard, our efforts to strategically exit certain lower margin business in both our propane and fuel oil and refined fuels segments has resulted in a reduction in volumes sold, yet has had a favorable impact on overall segment profitability.

Growing Our Customer Base by Improving Customer Retention and Acquiring New Customers.  We set clear objectives to focus our employees on seeking new customers and retaining existing customers by providing world-

class customer service. We believe that customer satisfaction is a critical factor in the growth and success of our operations. “Our Business is Customer Satisfaction” is one of our core operating philosophies. We measure and reward our customer service centers based on a combination of profitability of the individual customer service center and net customer growth.

Selective Acquisitions of Complementary Businesses or Assets.  Externally, we seek to extend our presence or diversify our product offerings through selective acquisitions. Our acquisition strategy is to focus on businesses with a relatively steady cash flow that will extend our presence in strategically attractive markets, complement our existing business segments or provide an opportunity to diversify our operations with other energy-related assets. While we are active in this area, we are also very patient and deliberate in evaluating acquisition candidates. There were no acquisitions completed during fiscal 2008, 2007 or 2006 as we focused internally on driving efficiencies, reducing costs and integrating the operations of Agway Energy Products, LLC, Agway Energy Services, Inc. and Agway Energy Services PA, Inc., which were acquired in fiscal 2004. However, during fiscal 2007 we completed a non-cash transaction in which we disposed of nine customer service centers considered to be in markets that were non-strategic to our operations in exchange for three customer service centers located in Alaska, thus expanding our presence in this strategically attractive market.

Selective Disposition of Non-Strategic Assets.  We continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting operations in slower growing markets, generating proceeds that can be reinvested in markets that present greater opportunities for growth. Our objective is to fully exploit the growth and profit potential of all of our assets. In that regard, on October 2, 2007 we completed the sale of our Tirzah, South Carolina underground granite propane storage cavern, and associated 62-mile pipeline, for approximately $53.7 million in net proceeds which have been reinvested in the business.

Our Business Segments

We manage and evaluate our operations in six segments, four of which are reportable segments: Propane, Fuel Oil and Refined Fuels, Natural Gas and Electricity and Services. These business segments are described below.

Propane

Propane is a by-product of natural gas processing and petroleum refining. It is a clean burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Our operations are concentrated in the east and west coast regions of the United States, including Alaska. In fiscal 2008, we serviced approximately 745,000 active propane customers.

We sell propane primarily to six customer markets: residential, commercial, industrial (including engine fuel), agricultural, other retail users and wholesale. Approximately 95% of the propane gallons sold by us in fiscal 2008 were to retail customers: 43% to residential customers, 32% to commercial customers, 9% to industrial customers, 6% to agricultural customers and 10% to other retail users. The balance of approximately 5% of the propane gallons sold by us in fiscal 2008 was for risk management activities and wholesale customers. Sales to residential customers in fiscal 2008 accounted for approximately 63% of our margins on retail propane sales, reflecting the higher-margin nature of the residential market.

Fuel Oil and Refined Fuels

We market and distribute fuel oil, kerosene, diesel fuel and gasoline to approximately 70,000 residential and commercial customers in the northeast region of the United States. Approximately 65% of the fuel oil and refined fuels gallons sold by us in fiscal 2008 were to residential customers, principally for home heating, 4% were to commercial customers, 1% were to agricultural and 4% to other users. Fuel oil has a more limited use, compared to propane, for space and water heating in residential and commercial buildings. We sell diesel fuel and gasoline to commercial and industrial customers for use primarily to propel motor vehicles. Due to the low margin nature of the diesel fuel and gasoline businesses, at the end of fiscal 2005 we made a decision to reduce our emphasis on these activities and, in certain instances, exited the business. Sales of diesel and gasoline accounted for the remaining 26% of total volumes sold in this segment during fiscal 2008.

Natural Gas and Electricity

We market natural gas and electricity through our wholly owned subsidiary Agway Energy Services, LLC (“AES”) in the deregulated markets of New York and Pennsylvania primarily to residential and small commercial customers. Historically, local utility companies provided their customers with all three aspects of electric and natural gas service: generation, transmission and distribution. However, under deregulation, public utility commissions in several states are licensing energy service companies, such as AES, to act as alternative suppliers of the commodity to end consumers. In essence, we make arrangements for the supply of electricity or natural gas to specific delivery points. The local utility companies continue to distribute electricity and natural gas on their distribution systems. The business strategy of this business segment is to expand its market share by concentrating on growth in the customer base and expansion into other deregulated markets that are considered strategic markets.

We serve nearly 74,000 natural gas and electricity customers in New York and Pennsylvania. During fiscal 2008, we sold approximately 4.1 million dekatherms of natural gas and 493.1 million kilowatt hours of electricity through the natural gas and electricity segment. Approximately 80% of our customers were residential households and the remainder was small commercial and industrial customers.

Services

We sell, install and service all types of whole-house heating products, air cleaners, humidifiers, de-humidifiers, hearth products and space heaters to the customers of our propane, fuel oil, natural gas and electricity products. We also offer services such as duct cleaning, air balancing and energy audits to those customers.

Recent Developments

Fiscal 2009 Results for the Nine-Month Period Ended June 27, 2009.  On August 6, 2009, we reported our results for the first nine months of fiscal 2009. The fiscal year to date period ended June 27, 2009 was characterized by relatively normal temperatures throughout most of our service territories, a declining yet volatile commodity price environment with average posted prices remaining high compared to historical levels and the challenges presented by the economic recession. Although the adverse economic conditions had a negative impact on volumes, the decline in commodity prices in a relatively short period of time contributed to strong operating margins during the first nine months of fiscal 2009 that more than compensated for lower volumes. In addition, we continued to generate cost savings from operating efficiencies, particularly in the areas of employee and vehicle costs, which were more than offset by higher variable compensation attributable to higher earnings.

Our net income increased $21.9 million, or 13.2%, to $188.1 million, or $5.73 per common unit, in the first nine months of fiscal 2009, compared to $166.2 million, or $5.08 per common unit, in the comparable period of the prior year. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first nine months of fiscal 2009 amounted to $241.1 million, an increase of $24.3 million, or 11.2%, compared to $216.8 million in the comparable period of the prior year. Included in net income and EBITDA for the first nine months of the prior year was a $43.7 million gain from the sale of the Tirzah, South Carolina, underground propane storage cavern and associated 62-mile pipeline.

From a liquidity perspective, we reported $256.1 million of cash on hand as of June 27, 2009, representing an increase of $118.4 million since September 27, 2008. In addition, we have available borrowing capacity under our new revolving credit facility of $92.8 million after considering outstanding letters of credit of $57.2 million. There have been no borrowings for working capital purposes since April 2006.

EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. EBITDA is not a recognized term under generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with GAAP. Because EBITDA as determined by us excludes some, but not all, items that affect net income, it may not be comparable with EBITDA or similarly titled measures used by other companies.

The following table sets forth (i) our calculations of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net cash provided by operating activities:

	Nine Months Ended
	June 27,	June 28,
	2009	2008
	(Dollars in thousands)

Net income	$188,119	$166,205
Add:
Provision for income taxes — current and deferred	2,184	1,956
Interest expense, net	28,913	27,330
Depreciation and amortization	21,867	21,325

	241,083	216,816
EBITDA
Add (subtract):
Provision for income taxes — current	(804)	(679)
Interest expense, net	(28,913)	(27,330)
Compensation cost recognized under Restricted Unit Plan	1,885	1,503
Gain on disposal of property, plant and equipment, net	(770)	(1,821)
Gain on disposal of discontinued operations	—	(43,707)
Changes in working capital and other assets and liabilities	11,017	(87,794)

Net cash provided by operating activities	$223,498	$56,988

Quarterly Distribution Increase.  On July 23, 2009, we announced that our Board of Supervisors declared the twenty-second increase (since our recapitalization in 1999) in our quarterly distribution of $0.825 per common unit for the three months ended June 27, 2009. This represents an increase of approximately 1.2% over the distribution of $0.815 per common unit paid for the three months ended March 28, 2009 and an approximate 3.1% increase over the distribution of $0.800 per common unit paid for the three months ended June 28, 2008. The distribution attributable to the quarter ended June 27, 2009 is payable on August 11, 2009 to holders of record of our common units as of August 4, 2009. Purchasers of our common units in this offering will not be entitled to receive the distribution for the quarter ended June 27, 2009.

New Revolving Credit Facility.  On June 26, 2009, Suburban Propane, L.P., a Delaware limited partnership, entered into a new $250 million senior secured credit facility (the “Revolving Credit Facility”) with a diverse group of thirteen banks led by Banc of America Securities LLC and Wells Fargo Securities, LLC (formerly known as Wachovia Capital Markets, LLC), as Joint Lead Arrangers and Joint Book Managers. Bank of America, N.A. is serving as Administrative Agent, Swing Line Lender and L/C Issuer. The new four-year Revolving Credit Facility provides for $250 million of revolving lines of credit to replace our previous revolving credit agreement, which consisted of a $175 million working capital facility and a separate $108 million term loan, both of which were set to mature in March 2010. The Revolving Credit Facility may be increased in the future up to $400 million at our request, under certain circumstances.

Proceeds from the Revolving Credit Facility will be used to provide liquidity for general partnership purposes, including working capital, capital expenditures and acquisitions. On June 26, 2009, we borrowed $100 million under the Revolving Credit Facility and, along with cash on hand, repaid the $108 million previously outstanding under our term loan facility with Wachovia Bank, N.A. and terminated the term loan facility.

Debt Tender Offer.  On August 10, 2009, we launched a cash tender offer (the “tender offer”) with our wholly owned subsidiary Suburban Energy Finance Corp. for up to $175 million (the “Tender Cap”) of our 6.875% senior notes due December 2013 (the “2013 Notes”), which were jointly issued by us and Suburban Energy Finance Corp; provided, however that we reserve the right to increase the Tender Cap at any time. We intend to finance the tender offer with a combination of cash on hand and net proceeds from this offering. The closing of the tender offer will be conditioned on, among other things, our having obtained net proceeds, after deducting underwriting discounts and commissions and offering expenses, of at least $75 million in respect of this offering. The tender offer is not conditioned on any minimum amount of the 2013 Notes being tendered. The tender offer will expire at 9:00 a.m., New York City time, on September 8, 2009, unless extended. If the 2013 Notes with an aggregate principal amount in excess of $175 million are tendered, we reserve the right to amend the terms of the tender offer to increase the amount of the 2013 Notes purchased. To the extent there are tender notes in excess of the Tender Cap, we will purchase the tendered 2013 Notes on a pro rata basis. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the lead dealer manager for, and an affiliate of Wells Fargo Securities, LLC is a co-dealer manager for, the tender offer.

The Offering

Common units offered by us	2,200,000 common units; 2,530,000 common units if the underwriters exercise their option to purchase additional common units in full.

Common units outstanding after this offering	34,997,020 common units; 35,327,020 common units if the underwriters exercise their option to purchase an additional 330,000 common units in full.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional common units in full). We intend to use the net proceeds from the offering and from the underwriters’ exercise of their option to purchase additional common units, if any, along with cash on hand to fund the purchase of up to $175 million of the 2013 Notes in the tender offer. Please read “Summary — Suburban Propane Partners, L.P. — Recent Developments — Debt Tender Offer” and “Use of Proceeds.”

Cash distributions	Under our Partnership Agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our Board of Supervisors in its discretion. We refer to this cash as “available cash,” and we define its meaning in our Partnership Agreement.

On July 22, 2009, we declared a quarterly cash distribution for the quarter ended June 27, 2009 of $0.825 per common unit, or $3.30 per common unit on an annualized basis. The distribution attributable to the quarter ended June 27, 2009 is payable on August 11, 2009 to holders of record of our common units as of August 4, 2009.

Estimated ratio of taxable income to distribution	We estimate that if you own common units you purchase in this offering through the record date for the distribution for the fourth calendar quarter of 2011, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Material Tax Considerations” in this prospectus supplement for the basis of this estimate.

Exchange listing	Our common units are traded on the New York Stock Exchange under the symbol “SPH.”

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors included under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 27, 2008 and our quarterly report on Form 10-Q for the fiscal quarter ended June 27, 2009, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $        million (or approximately $        million if the underwriters exercise their option to purchase additional common units in full). We intend to finance the tender offer with the net proceeds from the offering and from the underwriters’ exercise of their option to purchase additional common units, if any, together with cash on hand.

Assuming that at least $175 million aggregate principal amount of the 2013 Notes are tendered, we estimate that we will use the net proceeds of this offering (and the net proceeds from the underwriters’ exercise of their option to purchase additional common units, if any) together with approximately $        million of cash on hand (or approximately $        million of cash on hand if the underwriters exercise their option to purchase additional common units in full) to fund the purchase amount of the tender offer (including estimated premiums, expenses and accrued interest). Please read “Summary — Suburban Propane Partners, L.P. — Recent Developments — Debt Tender Offer.” To the extent the net proceeds of the offering exceed the purchase price for the amount of 2013 Notes tendered in the tender offer, we intend to use the balance for general partnership purposes. Please read “Risk Factors.” An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the lead dealer manager for, and an affiliate of Wells Fargo Securities, LLC is the co-dealer manager for, the tender offer. As of August 7, 2009, a principal amount of $425 million of 2013 Notes were outstanding, which mature on December 15, 2013.

If the tender offer is abandoned or fails to close for any reason, the net proceeds will be used for general partnership purposes, which may include working capital needs, repayment of indebtedness, capital expenditures and acquisitions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 27, 2009:

•	on a consolidated historical basis; and

•	as adjusted to reflect the offering of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” (assuming no exercise of the overallotment option.

You should read our financial statements and notes that are incorporated by reference into this prospectus supplement for additional information regarding us.

	As of June 27, 2009
		As Adjusted for the
	Actual	Offering(1)
	(In thousands)

Cash and cash equivalents	$256,099	$
Debt, including current maturities:
Revolving credit facility	100,000		100,000
Senior notes due 2013	423,947		249,381

Total long-term debt	$523,947		$349,381
Partners’ capital:
Common unitholders	374,552
General partner interest	—		—

Total partners’ capital	374,552
Total capitalization	$898,499	$

(1)	Assumes that $175 million of the 2013 Notes are tendered and purchased in the tender offer at an aggregate purchase price of approximately $177.8 million, including fees and expenses related to the tender offer. The actual amounts of 2013 Notes tendered and purchased may be more or less.

PRICE RANGE OF COMMON UNITS AND DIVIDENDS

Our common units are listed on the New York Stock Exchange under the symbol “SPH.” On August 7, 2009, the last sales price of our common units as reported by the NYSE was $43.75 per common unit. As of August 7, 2009, we had issued and outstanding 32,797,020 common units, which were held by approximately 726 unitholders. The following table sets forth the range of high and low sales prices of the common units by quarter as reported by the New York Stock Exchange, as well as the amount of cash dividends paid per common unit for the periods indicated.

			Cash
	Price Ranges		Distributions
	High	Low	per Unit

Fiscal Year Ended September 29, 2007
First Quarter	$39.15	$33.12	$0.6875
Second Quarter	42.22	35.11	0.7000
Third Quarter	49.58	43.96	0.7125
Fourth Quarter	49.50	38.70	0.7500
Fiscal Year Ended September 27, 2008
First Quarter	$48.50	$40.00	$0.7625
Second Quarter	42.43	34.00	0.7750
Third Quarter	42.60	37.88	0.8000
Fourth Quarter	39.59	33.13	0.8050
Fiscal Year Ended September 26, 2009
First Quarter	$35.46	$20.40	$0.8100
Second Quarter	41.60	31.00	0.8150
Third Quarter	42.98	35.81	0.8250	(1)
Fourth Quarter (through August 7, 2009)	46.41	40.71	—	(2)

(1)	The distribution attributable to the quarter ended June 27, 2009 was declared on July 22, 2009 and is payable on August 11, 2009 to holders of record of our common units as of August 4, 2009.

(2)	The distribution attributable to the quarter ending September 26, 2009 has not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Tax Considerations for Unitholders” beginning on page 17 in the accompanying prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible, in certain circumstances, for a partnership such as ours to be treated as a corporation for federal income tax purposes. If we were so treated, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Members of Congress have proposed substantive changes to the current federal income tax laws that would affect certain publicly traded partnerships and legislation that would eliminate partnership tax treatment for certain publicly traded partnerships. Although no legislation is currently pending that would affect our tax treatment as a partnership, we are unable to predict whether any such changes or other proposals will ultimately be enacted. Any modification to the U.S. tax laws and interpretations thereof may or may not be applied retroactively. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation.

Our Partnership Agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth calendar quarter of 2011, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.825 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the percentage of distributions that will constitute taxable income to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above, for example, if we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for deprecation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering. Please read “Tax Considerations for Unitholders” in the accompanying prospectus.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read “Tax Considerations for Unitholders — Tax-Exempt Organizations and Certain Other Investors” in the accompanying prospectus.

UNDERWRITING

Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as joint book-running managers and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.

Total	2,200,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

Option to Purchase Additional Common Units

We have granted to the underwriters a 30 day option, exercisable from the date of this prospectus supplement, to purchase up to 330,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $      per common unit. After the offering, the underwriters may change the public offering price and the other selling terms. All compensation received by the underwriters in connection with this offering will not exceed eight percent of the gross offering proceeds.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise

Per Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, other than underwriting discounts and commissions, will be approximately $  .

Lock-Up Agreements

We, members of our Board of Supervisors, and our executive officers and certain of our affiliates have agreed that during the 60 days after the date of this prospectus supplement, we and they will not, without the prior written consent of the Representatives, directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, enter into any derivative transaction with similar effect as a sale or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units within the time period of the lock-up, other than

(1) pursuant to employee benefit plans as in existence as of the date of this prospectus, (2) with respect to an individual, pursuant to any transfer of any or all of the common units owned by the unitholder (including but not limited to transfers to a spouse or an ex-spouse pursuant to marital separation or divorce arrangements), either during the unitholder’s lifetime or on death, by gift, will or intestate succession to the immediate family of the unitholder or to a trust the beneficiaries of which are exclusively the unitholder and/or a member or members of its immediate family, or (3) pursuant to the underwriters’ option to purchase additional securities; provided, however, that any such recipient of common units will agree to be bound by these provisions for the remainder of the 60 day period. The Representatives may, in their sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, enter into any derivative transaction with similar effect as a sale or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units prior to the expiration of the 60 day period in whole or in part at anytime without notice. The Representatives have informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, it, in deciding whether to grant its consent, will consider the unitholder’s reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time of the request for such release. However, the Representatives have informed us that as of the date of this prospectus supplement there are no agreements between it and any party that would allow such party to transfer any common units, nor does it have any intention of releasing any of the common units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

Listing

Our common units are listed on the New York Stock Exchange under the symbol “SPH.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Affiliations/FINRA Rules

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Raymond James & Associates, Inc. are lenders under our revolving credit facility. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the lead dealer manager for, and an affiliate of Wells Fargo Securities, LLC is a co-dealer manager for, the tender offer.

Because the Financial Industry Regulatory Authority (“FINRA”), views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the Conduct Rules of The National Association of Securities Dealers, Inc. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common units or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common units in any jurisdiction where action for that purpose is required. Accordingly, the common units may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the common units may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common units offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell stock in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area.  In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common units described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common units that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common units may be offered to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of common units shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of common units described in this prospectus supplement and the accompanying prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom.  In addition, each underwriter: (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of common units in circumstances in which Section 21(1) of the FSMA does not apply to us, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common units in, from or otherwise involving the United Kingdom.

Without limitation to the other restrictions referred to herein, this prospectus supplement and the accompanying prospectus are directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

France.  The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the

Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold or will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; neither this prospectus supplement, the accompanying prospectus nor any other materials related to the offer or information contained herein or therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Switzerland.  Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland, and neither this prospectus supplement, the accompanying prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying prospectus may not be copied, reproduced, distributed or passed on to others without the representatives’ prior written consent. This prospectus supplement and the accompanying prospectus are not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Dubai.  This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities which are the subject of the offering contemplated by this prospectus supplement (the “Securities”) may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended September 27, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Suburban Energy Services Group LLC incorporated in this prospectus supplement by reference to the Current Report on Form 8-K dated August 10, 2009, has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the information incorporated by reference in this prospectus supplement include forward-looking statements (“Forward-Looking Statements”) as defined in the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), relating to our future business expectations and predictions and financial condition and results of operations. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These Forward-Looking Statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such Forward-Looking Statements (statements contained in this prospectus supplement identifying such risks and uncertainties are referred to as “Cautionary Statements”). The risks and uncertainties and their impact on our results include, but are not limited to, the following risks:

•	The impact of weather conditions on the demand for propane, fuel oil and other refined fuels, natural gas and electricity;

•	Volatility in the unit cost of propane, fuel oil and other refined fuels and natural gas, the impact of our hedging and risk management activities, and the adverse impact of price increases on volumes as a result of customer conservation;

•	Our ability to compete with other suppliers of propane, fuel oil and other energy sources;

•	The impact on the price and supply of propane, fuel oil and other refined fuels from the political, military or economic instability of the oil producing nations, global terrorism and other general economic conditions;

•	Our ability to acquire and maintain reliable transportation for its propane, fuel oil and other refined fuels;

•	Our ability to retain customers;

•	The impact of customer conservation, energy efficiency and technology advances on the demand for propane and fuel oil;

•	The ability of management to continue to control expenses;

•	The impact of changes in applicable statutes and government regulations, or their interpretations, including those relating to the environment and global warming and other regulatory developments on our business;

•	The impact of legal proceedings on our business;

•	The impact of operating hazards that could adversely affect our operating results to the extent not covered by insurance;

•	Our ability to make strategic acquisitions and successfully integrate them;

•	The impact of current conditions in the global capital and credit markets, and general economic pressures;

•	The consummation of the tender offer for the 2013 Notes; and

•	Other risks referenced from time to time in filings with the SEC and those factors listed or incorporated by reference into this prospectus supplement under “Risk Factors.”

Some of these Forward-Looking Statements are discussed in more detail in “Risk Factors” beginning on page S-7 of this prospectus supplement and page 4 of the accompanying prospectus. On different occasions, we or our representatives have made or may make Forward-Looking Statements in other filings with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Readers are cautioned not to place undue reliance on Forward-Looking Statements, which reflect management’s view only as of the date made. We undertake no obligation to update any Forward-Looking Statements or Cautionary Statements. All subsequent written and oral Forward-Looking Statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements in this prospectus supplement and in future SEC reports. For a more complete discussion of specific factors which could cause actual results to differ from those in the Forward-Looking Statements or Cautionary Statements, see the “Risk Factors” section of this prospectus supplement.

Forward-Looking Statements or Cautionary Statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in Suburban should consider all risks and uncertainties disclosed in our SEC filings, described above under the “Where You Can Find More Information” section of this prospectus supplement, all of which are accessible on the SEC’s website at www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Suburban, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.suburbanpropane.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 to register the common units to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus supplement and the accompany prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus supplement, statements contained in this prospectus supplement as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover page of this prospectus supplement or the accompanying prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus supplement or the accompanying prospectus. This prospectus supplement incorporates by reference the documents set forth below that Suburban has previously filed with the SEC and that are not delivered with this prospectus supplement. These documents contain important information about Suburban and its financial condition.

•	Annual Report on Form 10-K for the year ended September 27, 2008, as filed on November 26, 2008.

•	Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2008, as filed on February 5, 2009, for the quarterly period ended March 28, 2009, as filed on May 7, 2009, and for the quarterly period ended June 27, 2009, as filed on August 6, 2009.

•	Definitive Proxy Statement, filed with the SEC on May 26, 2009.

•	Definitive Additional Materials to our definitive Proxy Statement, filed with the SEC on June 25, 2009.

•	Registration Statement on Form S-8, filed with the SEC on July 24, 2009.

•	Current Reports on Form 8-K or 8-K/A dated and filed on the following dates (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed):

Dated	Filed

October 23, 2008	October 23, 2008
October 30, 2008	October 30, 2008
November 14, 2008	November 14, 2008
January 7, 2009	January 7, 2009
January 21, 2009	January 21, 2009
January 22, 2009	January 22, 2009
February 5, 2009	February 5, 2009
February 27, 2009	February 27, 2009
April 23, 2009	April 23, 2009
April 23, 2009	April 23, 2009
April 23, 2009	April 23, 2009
April 24, 2009	April 27, 2009
May 7, 2009	May 7, 2009
June 26, 2009	June 30, 2009
July 22, 2009	July 23, 2009
July 23, 2009	July 23, 2009
July 23, 2009	July 23, 2009
August 6, 2009	August 6, 2009
August 10, 2009	August 10, 2009

•	The description of our common units which is contained in our Current Report on Form 8-K filed with the Commission on October 19, 2006, including any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus supplement and the termination of the offering of securities under this prospectus supplement shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus supplement. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 503-9252, Attention: Investor Relations.

PROSPECTUS

Suburban Propane Partners, L.P.

Common Units

This prospectus relates to the offer, from time to time, of common units representing limited partnership interests in Suburban Propane Partners, L.P. The common units may be offered for resale in amounts, at prices and on terms to be set forth in one or more accompanying prospectus supplements and may be offered separately or together, or in separate series

Our common units are limited partner interests, which are inherently different from the capital stock of a corporation. Our common units are traded on the New York Stock Exchange under the symbol “SPH.” On August 7, 2009, the last sales price of our common units as reported by the NYSE was $43.75 per common unit.

We may offer and sell these common units to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of our common units. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering. The prospectus supplement also may add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement and any related free writing prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

You should carefully consider each of the factors described under “Risk Factors” beginning on page 4 of this prospectus and in the appropriate prospectus supplement before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under the shelf registration process, we may offer from time to time the common units described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should carefully read both this prospectus and any prospectus supplement, together with any related free writing prospectus, together with the information incorporated by reference, before deciding to invest in our securities.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with additional or different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any accompanying prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. You must not rely on any unauthorized information or representation. This prospectus and the accompanying prospectus supplement constitute an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus, any prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of such document and that any information we have incorporated by reference is accurate only as of its respective date, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read both this prospectus, including the “Risk Factors,” and the accompanying prospectus supplement or any related free writing prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT SUBURBAN PROPANE PARTNERS, L.P.

Suburban Propane Partners, L.P., a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2009, that we are the fourth-largest retail marketer of propane in the United States, measured by retail gallons sold in the year 2008. As of June 27, 2009, we were serving the energy needs of approximately 900,000 active residential, commercial, industrial and agricultural customers through more than 300 locations in 30 states located primarily in the east and west coast regions of the United States, including Alaska. We sold approximately 386.2 million gallons of propane to retail customers and 76.5 million gallons of fuel oil and refined fuels during the year ended September 27, 2008. For the nine-month period ended June 27, 2009, we sold approximately 294.8 million gallons of propane to retail customers and 50.5 million gallons of fuel oil and refined fuels. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership, which operates our propane business and assets (the “Operating Partnership”), and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company. Since October 19, 2006, the General Partner has had no economic interest in either the Partnership or the Operating Partnership other than as a holder of 784 common units of the Partnership. Prior to October 19, 2006, the General Partner was majority-owned by senior management of the Partnership and owned an approximate combined 1.75% general partner interest in the Partnership and the Operating Partnership.

We are a publicly traded Delaware limited partnership. Our common units are listed on the New York Stock Exchange and traded under the symbol “SPH.” Our principal executive offices are located at 240 Route 10 West, Whippany, New Jersey 07981, and our phone number is (973) 887-5300. Our internet webpage is located at www.suburbanpropane.com; however, the information in, or that can be accessed through, our webpage is not part of this prospectus.

References in this prospectus to “Suburban,” “the Partnership,” “we,” “us” and “our” refer to Suburban Propane Partners, L.P. and its subsidiaries, unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include forward-looking statements (“Forward-Looking Statements”) as defined in the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), relating to our future business expectations and predictions and financial condition and results of operations. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These Forward-Looking Statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such Forward-Looking Statements (statements contained in this prospectus identifying such risks and uncertainties are referred to as “Cautionary Statements”). The risks and uncertainties and their impact on our results include, but are not limited to, the following risks:

•	The impact of weather conditions on the demand for propane, fuel oil and other refined fuels, natural gas and electricity;

•	Volatility in the unit cost of propane, fuel oil and other refined fuels and natural gas, the impact of our hedging and risk management activities, and the adverse impact of price increases on volumes as a result of customer conservation;

•	Our ability to compete with other suppliers of propane, fuel oil and other energy sources;

•	The impact on the price and supply of propane, fuel oil and other refined fuels from the political, military or economic instability of the oil producing nations, global terrorism and other general economic conditions;

•	Our ability to acquire and maintain reliable transportation for our propane, fuel oil and other refined fuels;

•	Our ability to retain customers;

•	The impact of customer conservation, energy efficiency and technology advances on the demand for propane and fuel oil;

•	The ability of management to continue to control expenses;

•	The impact of changes in applicable statutes and government regulations, or their interpretations, including those relating to the environment and global warming and other regulatory developments on our business;

•	The impact of legal proceedings on our business;

•	The impact of operating hazards that could adversely affect our operating results to the extent not covered by insurance;

•	Our ability to make strategic acquisitions and successfully integrate them;

•	The impact of current conditions in the global capital and credit markets, and general economic pressures; and

•	Other risks referenced from time to time in filings with the SEC and those factors listed or incorporated by reference into this prospectus under “Risk Factors.”

Some of these Forward-Looking Statements are discussed in more detail in “Risk Factors” beginning on page 4 of this prospectus. On different occasions, we or our representatives have made or may make Forward-Looking Statements in other filings with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Readers are cautioned not to place undue reliance on Forward-Looking Statements, which reflect management’s view only as of the date made. We undertake no obligation to update any Forward-Looking Statements or Cautionary Statements. All subsequent written and oral Forward-Looking Statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements in this prospectus and in future SEC reports. For a more complete discussion of specific factors which could cause actual results to differ from those in the Forward-Looking Statements or Cautionary Statements, see the “Risk Factors” section of this prospectus.

Forward-Looking Statements or Cautionary Statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in Suburban should consider all risks and uncertainties disclosed in our SEC filings, described above under the “Where You Can Find More Information” section of this prospectus, all of which are accessible on the SEC’s website at www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider the specific risk factors set forth below, as well as the other information contained in this prospectus, any prospectus supplement and any related free writing prospectus and the information we have incorporated herein by reference in evaluating an investment in Suburban. If any of these risk factors were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement. Some factors in this section are Forward-Looking Statements. See “Forward-Looking Statements.”

Risks Inherent in our Business Operations

Since weather conditions may adversely affect demand for propane, fuel oil and other refined fuels and natural gas, our results of operations and financial condition are vulnerable to warm winters.

Weather conditions have a significant impact on the demand for propane, fuel oil and other refined fuels and natural gas for both heating and agricultural purposes. Many of our customers rely heavily on propane, fuel oil or natural gas as a heating source. The volume of propane, fuel oil and natural gas sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume and approximately three-fourths of our retail fuel oil volume during the peak heating season.

Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, average temperatures in our service territories were 6% warmer than normal for the year ended September 27, 2008 compared to 6% warmer than normal temperatures in fiscal 2007 and 11% warmer than normal temperatures in fiscal 2006, as reported by the National Oceanic and Atmospheric Administration (“NOAA”). Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane, fuel oil and other refined fuels and natural gas we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of higher margin residential accounts and substantially all of our fuel oil and natural gas operations, generally have a greater impact on our operations than variations in the weather in other markets. We can give no assurance that the weather conditions in any quarter or year will not have a material adverse effect on our operations, or that our available cash will be sufficient to pay principal and interest on our indebtedness and distributions to unitholders.

Sudden increases in the price of propane, fuel oil and other refined fuels and natural gas due to, among other things, our inability to obtain adequate supplies from our usual suppliers, may adversely affect our operating results.

Our profitability in the retail propane, fuel oil and refined fuels and natural gas businesses is largely dependent on the difference between our product cost and retail sales price. Propane, fuel oil and other refined fuels and natural gas are commodities, and the unit price we pay is subject to volatile changes in response to changes in supply or other market conditions over which we have no control, including the severity of winter weather and the price and availability of competing alternative energy sources. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points, including Mont Belvieu, Texas, and Conway, Kansas. In addition, our supply from our usual sources may be interrupted due to reasons that are beyond our control. As a result, the cost of acquiring propane, fuel oil and other refined fuels and natural gas from other suppliers might be materially higher at least on a short-term basis. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, fuel oil and other refined fuels and natural gas, these increases could reduce our profitability. We engage in transactions to manage the price risk associated with certain of our product costs from time to time in an attempt to reduce cost volatility and to help ensure availability of product during periods of short supply. We can give no assurance that future volatility in propane, fuel oil and natural gas supply costs will not have a material adverse effect on our profitability and cash flow, or that our available cash will be sufficient to pay principal and interest on our indebtedness and distributions to our unitholders.

Because of the highly competitive nature of the retail propane and fuel oil businesses, we may not be able to retain existing customers or acquire new customers, which could have an adverse impact on our operating results and financial condition.

The retail propane and fuel oil industries are mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, while we expect the overall demand for fuel oil to be relatively flat to moderately declining during the same period. Year-to-year industry volumes of propane and fuel oil are expected to be primarily affected by weather patterns and from competition intensifying during warmer than normal winters, as well as from the impact of a sustained higher commodity price environment on customer conservation.

Propane and fuel oil compete in the alternative energy sources market with electricity, natural gas and other existing and future sources of energy, some of which are, or may in the future be, less costly for equivalent energy value. For example, natural gas is a significantly less expensive source of energy than propane and fuel oil. As a result, except for some industrial and commercial applications, propane and fuel oil are generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation’s natural gas distribution systems has made natural gas available in many areas that previously depended upon propane or fuel oil. Propane and fuel oil compete to a lesser extent with each other due to the cost of converting from one to the other.

In addition to competing with other sources of energy, our propane and fuel oil businesses compete with other distributors principally on the basis of price, service, availability and portability. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Our fuel oil business competes with fuel oil distributors offering a broad range of services and prices, from full service distributors to those offering delivery only. Generally, our existing fuel oil customers, unlike our existing propane customers, own their own tanks. As a result, the competition for these customers is more intense than in our propane business, where our existing customers seeking to switch distributors may face additional transition costs and delays.

As a result of the highly competitive nature of the retail propane and fuel oil businesses, our growth within these industries depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to control expenses in order to maintain competitive prices.

Energy efficiency, general economic conditions and technological advances have affected and may continue to affect demand for propane and fuel oil by our retail customers.

The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane and fuel oil by our retail customers which, in turn, has resulted in lower sales volumes to our customers. In addition, recent economic conditions may lead to additional conservation by retail customers seeking to further reduce their heating costs, particularly during periods of sustained higher commodity prices as has been the case over the past three fiscal years. Future technological advances in heating, conservation and energy generation may adversely affect our financial condition and results of operations.

Current conditions in the global capital and credit markets, and general economic pressures may adversely affect our financial position and results of operations.

Our business and operating results are materially affected by worldwide economic conditions. Current conditions in the global capital and credit markets and general economic pressures have led to declining consumer and business confidence, increased market volatility and widespread reduction of business activity generally. As a result of this turmoil, coupled with increasing energy prices, our customers may experience cash flow shortages which may lead to delayed or cancelled plans to purchase our products, and affect the ability of our customers to pay for our products. In addition, disruptions in the U.S. residential mortgage market, increases in mortgage foreclosure rates and failures of lending institutions may adversely affect retail customer demand for our products (in particular, products used for home heating and home comfort equipment) and our business and results of operations.

Our operating results and ability to generate sufficient cash flow to pay principal and interest on our indebtedness, and to pay distributions to unitholders, may be affected by our ability to continue to control expenses.

The propane and fuel oil industries are mature and highly fragmented with competition from other multi-state marketers and thousands of smaller local independent marketers. Demand for propane and fuel oil is expected to be affected by many factors beyond our control, including, but not limited to, the severity of weather conditions during the peak heating season, customer conservation driven by high energy costs and other economic factors, as well as technological advances impacting energy efficiency. Accordingly, our propane and fuel oil sales volumes and related gross margins may be negatively affected by these factors beyond our control. Our operating profits and ability to generate sufficient cash flow may depend on our ability to continue to control expenses in line with sales volumes. We can give no assurance that we will be able to continue to control expenses to the extent necessary to reduce the effect on our profitability and cash flow from these factors.

The risk of terrorism and political unrest and the current hostilities in the Middle East may adversely affect the economy and the price and availability of propane, fuel oil and other refined fuels and natural gas.

Terrorist attacks and political unrest and the current hostilities in the Middle East may adversely impact the price and availability of propane, fuel oil and other refined fuels and natural gas, as well as our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets (the sources of propane and fuel oil), and our infrastructure facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane, fuel oil and other refined fuels if our means of supply transportation, such as rail or pipeline, become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity and hostilities in the Middle East could likely lead to increased volatility in prices for propane, fuel oil and other refined fuels and natural gas. We have opted to purchase insurance coverage for terrorist acts within our property and casualty insurance programs, but we can give no assurance that our insurance coverage will be adequate to fully compensate us for any losses to our business or property resulting from terrorist acts.

Our financial condition and results of operations may be adversely affected by governmental regulation and associated environmental and health and safety costs.

Our business is subject to a wide range of federal, state and local laws and regulations related to environmental and health and safety matters including those concerning, among other things, the investigation and remediation of contaminated soil and groundwater and transportation of hazardous materials. These requirements are complex, changing and tend to become more stringent over time. In addition, we are required to maintain various permits that are necessary to operate our facilities, some of which are material to our operations. There can be no assurance that we have been, or will be, at all times in complete compliance with all legal, regulatory and permitting requirements or that we will not incur significant costs in the future relating to such requirements. Violations could result in penalties, or the curtailment or cessation of operations.

Moreover, currently unknown environmental issues, such as the discovery of additional contamination, may result in significant additional expenditures, and potentially significant expenditures also could be required to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. Such expenditures, if required, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to operating hazards and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane, fuel oil and other refined fuels. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined amounts above which third-party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices, nor that all legal matters that arise will be covered by our insurance programs.

If we are unable to make acquisitions on economically acceptable terms or effectively integrate such acquisitions into our operations, our financial performance may be adversely affected.

The retail propane and fuel oil industries are mature. We foresee only limited growth in total retail demand for propane and flat to moderately declining retail demand for fuel oil. With respect to our retail propane business, it may be difficult for us to increase our aggregate number of retail propane customers except through acquisitions. As a result, we expect the success of our financial performance to depend, in part, upon our ability to acquire other retail propane and fuel oil distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost saving changes. The competition for acquisitions is intense and we can make no assurance that we will be able to acquire other propane and fuel oil distributors or other energy-related businesses on economically acceptable terms or, if we do, to integrate the acquired operations effectively.

The adoption of climate change legislation by Congress could result in increased operating costs and reduced demand for the products and services we provide.

On June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or “ACESA.” The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs,” in the United States. GHGs are certain gases, including carbon dioxide and methane, that may contribute to the warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require certain regulated entities to obtain GHG emission “allowances” corresponding to the annual emission of GHGs attributable to their products or operations. Regulated entities under ACESA include producers of natural gas liquids (NGLs), local natural gas distribution companies, and certain industrial facilities. Under ACESA, the number of authorized emission allowances would decline each year, resulting in an expected and progressive increase in the cost or value of the allowances. The net effect of maintaining emission allowances under ACESA would be to increase the costs associated with the combusting of carbon-based fuels such as natural gas, NGLs (including propane), and refined petroleum products.

The U.S. Senate has begun work on its own legislation for controlling and reducing domestic GHG emissions, and President Obama has indicated his support of legislation to reduce GHG emissions through an emission allowance system. Although it is not possible at this time to predict if or when the Senate may act on climate change legislation or how any Senate bill would be reconciled with ACESA, any adopted laws or regulations that restrict or reduce GHG emissions could require us to incur increased operating costs and could adversely affect demand for the products and services we provide.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

Congress is currently considering legislation to impose restrictions on certain transactions involving derivatives, which could affect the use of derivatives in hedging transactions. ACESA contains provisions that would prohibit private energy commodity derivative and hedging transactions. ACESA would expand the power of the Commodity Futures Trading Commission, or “CFTC”, to regulate derivative transactions related to energy commodities, including oil and natural gas, and to mandate clearance of such derivative contracts through registered derivative clearing organizations. Under ACESA, the CFTC’s expanded authority over energy derivatives would terminate upon the adoption of general legislation covering derivative regulatory reform. The Chairman of the CFTC has announced that the CFTC intends to conduct hearings to determine whether to set limits on trading and positions in commodities with finite supply, particularly energy commodities, such as crude oil, natural gas and other energy products. The CFTC also is evaluating whether position limits should be applied consistently across all markets and participants. In addition, the Treasury Department recently has indicated that it intends to propose legislation to subject all OTC derivative dealers and all other major OTC derivative market participants to substantial supervision and regulation, including by imposing conservative capital and margin requirements and strong business conduct standards. Derivative contracts that are not cleared through central clearinghouses and exchanges may be subject to substantially higher capital and margin requirements. Although it is not possible at this time to predict whether or when Congress may act on derivatives legislation or how any climate change bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted that subject us to additional capital or margin requirements relating to, or to additional restrictions on, our hedging and commodity positions could have an adverse effect on our ability to hedge risks associated with our business or on the cost of our hedging activity.

Risks Inherent in the Ownership of Our Common Units

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.

Cash distributions on our common units are not guaranteed, and depend primarily on our cash flow and our cash on hand. Because they are not dependent on profitability, which is affected by non-cash items, our cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

The amount of cash we generate may fluctuate based on our performance and other factors, including:

•	the impact of the risks inherent in our business operations, as described above;

•	required principal and interest payments on our debt and restrictions contained in our debt instruments;

•	issuances of debt and equity securities;

•	our ability to control expenses;

•	fluctuations in working capital;

•	capital expenditures; and

•	financial, business and other factors, a number of which will be beyond our control.

Our Third Amended and Restated Agreement of Limited Partnership, as amended (“Partnership Agreement”), gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will affect the amount of cash available for distributions.

We have substantial indebtedness. Our debt agreements may limit our ability to make distributions to unitholders, as well as our financial flexibility.

As of June 27, 2009, we had total outstanding borrowings of $525.0 million, including $425.0 million of senior notes issued by the Partnership and our wholly-owned subsidiary, Suburban Energy Finance Corporation, and $100.0 million of borrowings outstanding under the Operating Partnership’s revolving credit facility. The payment of principal and interest on our debt will reduce the cash available to make distributions on our common units. In addition, we will not be able to make any distributions to our unitholders if there is, or after giving effect to such distribution, there would be, an event of default under the indenture governing the senior notes. The amount of distributions that the Partnership makes to its unitholders is limited by the senior notes, and the amount of distributions that the Operating Partnership may make to the Partnership is limited by the revolving credit facility.

The revolving credit facility and the senior notes both contain various restrictive and affirmative covenants applicable to us and the Operating Partnership, respectively, including (a) restrictions on the incurrence of additional indebtedness, and (b) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. The revolving credit facility contains certain financial covenants: (i) requiring our consolidated interest coverage ratio, as defined, to be not less than 2.5 to 1.0 as of the end of any fiscal quarter; (ii) prohibiting our total consolidated leverage ratio, as defined, from being greater than 4.5 to 1.0 as of the end of any fiscal quarter; and (iii) prohibiting the senior secured consolidated leverage ratio, as defined, of the Operating Partnership from being greater than 3.0 to 1.0 as of the end of any fiscal quarter. Under the senior note indenture, we are generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and our consolidated fixed charge coverage ratio, as defined, is greater than 1.75 to 1. We and the Operating Partnership were in compliance with all covenants and terms of the senior notes and the revolving credit facility as of June 27, 2009.

The amount and terms of our debt may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic and industry conditions. In addition to our outstanding indebtedness, we may in the future require additional debt to finance acquisitions or for general business purposes; however, credit market conditions may impact our ability to access such financing. If we are unable to access needed financing or to generate sufficient cash from operations, we may be required to abandon certain projects or curtail capital expenditures. Additional debt, where it is available, could result in an increase in our leverage. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are beyond our control.

Unitholders have limited voting rights.

A Board of Supervisors manages our operations. Our unitholders have only limited voting rights on matters affecting our business, including the right to elect the members of our Board of Supervisors every three years.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our unitholders.

Some provisions of our Partnership Agreement may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our unitholders. For example, our Partnership Agreement contains a provision, based on Section 203 of the Delaware General Corporation Law, that generally prohibits the Partnership from engaging in a business combination with a 15% or greater unitholder for a period of three years following the date that person or entity acquired at least 15% of our outstanding common units, unless certain exceptions apply. Additionally, our Partnership Agreement sets forth advance notice procedures for a unitholder to nominate a Supervisor to stand for election, which procedures may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of Supervisors or otherwise attempting to obtain control of the Partnership. These nomination procedures may not be revised or repealed, and inconsistent provisions may not be adopted, without the approval of the holders of at least 66 2/3% of the outstanding common units. These provisions may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Supervisors, including discouraging attempts that might result in a premium over the market price of the common units held by our unitholders.

Unitholders may not have limited liability in some circumstances.

A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. Our unitholders might be held liable for our obligations as if they were general partners if:

•	a court or government agency determined that we were conducting business in the state but had not complied with the state’s limited partnership statute; or

•	unitholders’ rights to act together to remove or replace the General Partner or take other actions under our Partnership Agreement are deemed to constitute “participation in the control” of our business for purposes of the state’s limited partnership statute.

Unitholders may have liability to repay distributions.

Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each unitholder will be diminished over time due to the dilution of each unitholder’s interests and additional taxable income may be allocated to each unitholder.

Our Partnership Agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of our unitholders. Therefore, when we issue additional common units or securities ranking on a parity with the common units, each unitholder’s proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding common unit. In addition, the issuance of additional common units will, over time, result in the allocation of additional taxable income, representing built-in gains at the time of the new issuance, to those unitholders that existed prior to the new issuance.

Tax Risks to Unitholders

Our tax treatment depends on our status as a partnership for federal income tax purposes. The Internal Revenue Service (“IRS”) could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We believe that, under current law, we will be classified as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us. The IRS may adopt positions that differ from the positions we take. In addition, current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level federal income taxation. Members of Congress have proposed substantive changes to the current federal income tax laws that would affect certain publicly traded partnerships and legislation that would eliminate partnership tax treatment for certain publicly traded partnerships. Although no legislation is currently pending that would affect our tax treatment as a partnership, we are unable to predict whether any such changes or other proposals will ultimately be enacted. Any modification to the U.S. tax laws and interpretations thereof may or may not be applied retroactively. If we were treated as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a maximum of U.S. federal rate of 35%) and likely would be required to pay state income tax at varying rates. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Any such changes could negatively impact our ability to make distributions and also impact the value of an investment in our common units.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

A unitholder’s tax liability could exceed cash distributions on its common units.

Because our unitholders are treated as partners to whom we allocate taxable income which could be different in amount than the cash we distribute, a unitholder is required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and foreign investors.

Investment in common units by certain tax-exempt entities and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Distributions to foreign persons will be reduced by withholding taxes at the highest applicable effective tax rate, and foreign persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. Tax-exempt entities and foreign persons should consult their own tax advisors before investing in our common units.

There are limits on a unitholder’s deductibility of losses.

In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly-traded partnerships.

The tax gain or loss on the disposition of common units could be different than expected.

A unitholder who sells common units will recognize a gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than the original cost of the common unit. A portion of the amount realized, if the amount realized exceeds the unitholder’s adjusted basis in that common unit, will likely be characterized as ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

Reporting of partnership tax information is complicated and subject to audits.

We furnish each unitholder with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our income tax return may be audited, which could result in an audit of a unitholder’s income tax return and increased liabilities for taxes because of adjustments resulting from the audit.

We treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which may be inconsistent with Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a unitholder. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units, and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s income tax return.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

Unitholders may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt obligations, our lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

The sale or exchange of 50% or more of our common units during any twelve-month period will result in a deemed termination (and reconstitution) of the Partnership for federal income tax purposes which would cause unitholders to be allocated an increased amount of taxable income.

We will be deemed to have terminated (and reconstituted) for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our common units within a twelve-month period. Were this to occur, it would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. This would result in unitholders being allocated an increased amount of taxable income.

There are state, local and other tax considerations for our unitholders.

In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if the unitholder does not reside in any of those jurisdictions. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local income tax returns that may be required of such unitholder.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general partnership purposes, which may include working capital needs, repayment of indebtedness, capital expenditures and acquisitions.

The intended application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend on our funding requirements and the availability and costs of other funds.

DESCRIPTION OF COMMON UNITS

General

The common units represent 100% of our limited partner interests, which entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of August 7, 2009, there were 32,797,020 common units outstanding. Our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership.

Under the Partnership Agreement, we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

The common units are listed on the New York Stock Exchange under the symbol “SPH.”

Voting

Each outstanding common unit is entitled to one vote. We hold a meeting of the unitholders every three years to elect the Board of Supervisors and to vote on any other matters that are properly brought before the meeting.

Cash Distributions

The Partnership Agreement requires us to distribute all of our “available cash” pro rata to the unitholders within 45 days following the end of each fiscal quarter. “Available cash” generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of the Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Restrictions on Business Combinations with Certain Interested Unitholders

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with an interested unitholder for a period of three years following the date the person became an interested unitholder, unless: (i) prior to the date of the transaction pursuant to which a person becomes an interested unitholder, the Board of Supervisors approved such transaction; (ii) the unitholder owned at least 85% of the common units outstanding at the time such transaction commenced, excluding for purposes of determining the number of common units outstanding, common units owned by persons who are Supervisors or officers; or (iii) on or subsequent to the date of the transaction, the business combination is approved by the Board of Supervisors and authorized at an annual or special meeting of unitholders by the affirmative vote of holders of at least 66 2/3% of the outstanding common units that are not owned by the interested unitholder. A “business combination” is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested unitholder. An “interested unitholder” is defined generally as a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested unitholder status, owned 15% or more of the common units. Amendments to the provisions of the Partnership Agreement relating to business combinations with interested unitholders and any definitions used in such provisions, would require the approval of the holders of at least 66 2/3% of the outstanding common units. These provisions may have an anti-takeover effect with respect to transactions the Board of Supervisors does not approve in advance.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. The Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, the general partner will vote such common units at the direction of the assignee who is the record holder of the common units.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Trust Company, N.A. Its address is P.O. Box 43078, Providence, Rhode Island 02940-3078 (mail), Computershare Investor Services, 250 Royall Street, Canton, MA 02021 (overnight delivery) or telephone 781-575-2724. The hearing impaired may contact Computershare at TDD 800-952-9245.

TAX CONSIDERATIONS FOR UNITHOLDERS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, its own tax advisor in analyzing the federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made to us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and

Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposing of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (c) below. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

Proskauer Rose LLP is of the opinion, based upon certain assumptions and representations made by us, that, as of the date hereof, each of Suburban and the Operating Partnership will be classified as a partnership for federal income tax purposes, provided that:

(a) neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b) we and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement or the limited partnership agreement of the Operating Partnership agreement (whichever is applicable);

(c) for each of our taxable years from and after our formation, more than 90% of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(d) we would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

Suburban believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. In addition, current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level federal income taxation. Members of Congress have proposed substantive changes to the current federal income tax laws that would affect certain publicly traded partnerships and legislation that would eliminate partnership tax treatment for certain publicly traded partnerships. Although no legislation is currently pending that would affect our tax treatment as a partnership, we are unable to predict whether any such changes or other proposals will ultimately be enacted. Any modification to the U.S. tax laws and interpretations thereof may or may not be applied retroactively.

We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our common units.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, and would thereafter be treated as taxable capital gain after the unitholder’s tax basis in the common units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on our counsel’s opinion that each of Suburban and the Operating Partnership will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. Further, assignees of limited partnership units who are entitled to execute and deliver transfer applications but fail to do so may not receive some federal income tax information or reports furnished to record holders of limited partnership units. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes and may recognize gain or loss on such transfer. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those common units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those common units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

In the following portion of this section, the word “unitholder” refers to a holder of our common units who is one of our partners.

Allocation of Partnership Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their respective percentage interests in us.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Alternative Minimum Tax

Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Treatment of Distributions by Suburban

Our distributions to a unitholder generally will not be taxable to it for federal income tax purposes to the extent of the tax basis it has in its common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units — Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Suburban’s Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-

pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder will have an initial tax basis in its common units equal to the amount paid for the common units plus its share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Suburban’s Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the “at risk” rules, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

Although Proskauer Rose LLP is unable to opine as to the validity of this method, we intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefore. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Valuation of Suburban’s Property and Basis of Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders.

Disposition of Common Units — Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2008). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder’s common units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohinit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Allocations between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Proskauer Rose LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Units

Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the units for holders of these units. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code, however, there is no assurance that this would not be successfully challenged by the IRS. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to holders of limited partnership units and could have a negative impact on the value of the limited partnership units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

A regulated investment company or “mutual fund” generally is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation limits a regulated investment company’s ownership of interests in one or more publicly traded partnerships to no more than 25% of its total assets.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, Computershare Trust Company, N.A., on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a common unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our common units during the five-year period ending on the date of the sale or disposition, provided the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our Partnership Agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Reportable Transactions

Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction.” Unitholders may be required to file this form with the IRS if we participate in a reportable transaction. A transaction may be a reportable transaction based upon any of several factors. The IRS has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors and exceptions to your investment in our common units. The American Jobs Creation Act of 2004 contains provisions that impose significant penalties for failure to comply with these disclosure requirements, including: accuracy-related penalties in a greater amount, or subject to more limited exceptions, than described below under “— Accuracy-Related Penalties,” an extended statute of limitations, and, for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability. This legislation also imposes disclosure and information maintenance obligations on “material advisors” (persons who organize, manage, promote, sell, implement, insure or carry out any reportable transaction and directly or indirectly derives gross income in excess of certain thresholds) with respect to reportable transactions. We do not expect to engage in any “reportable transactions.” Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules increased penalties and extended statutes of limitations apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in 33 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus and any accompanying prospectus supplement, from time to time, by one or more of the following methods:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; and

•	to investors directly in negotiated sales or in competitively bid transactions.

We will prepare a prospectus supplement and any related free writing prospectus for each offering that will disclose the terms of the offering, including the name or names of any of the underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to the underwriters, dealers or agents.

We will fix a price or prices for our securities at:

•	market prices prevailing at the time of any sale;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

The validity of the common units offered hereby will be passed upon for us by Proskauer Rose LLP in New York, NY. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters or agents of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 27, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Suburban Energy Services Group LLC incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 10, 2009, has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Suburban, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.suburbanpropane.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 to register the common units to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus or any prospectus supplement. This prospectus incorporates by reference the documents set forth below that Suburban has previously filed with the SEC and that are not delivered with this prospectus. These documents contain important information about Suburban and its financial condition.

•	Annual Report on Form 10-K for the year ended September 27, 2008, as filed on November 26, 2008.

•	Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2008, as filed on February 5, 2009, for the quarterly period ended March 28, 2009, as filed on May 7, 2009, and for the quarterly period ended June 27, 2009, as filed on August 6, 2009.

•	Definitive Proxy Statement, filed with the SEC on May 26, 2009.

•	Definitive Additional Materials to our definitive Proxy Statement, filed with the SEC on June 25, 2009.

•	Registration Statement on Form S-8, filed with the SEC on July 24, 2009.

•	Current Reports on Form 8-K or 8-K/A dated and filed on the following dates (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed):

Dated	Filed

October 23, 2008	October 23, 2008
October 30, 2008	October 30, 2008
November 14, 2008	November 14, 2008
January 7, 2009	January 7, 2009
January 21, 2009	January 21, 2009
January 22, 2009	January 22, 2009
February 5, 2009	February 5, 2009
February 27, 2009	February 27, 2009
April 23, 2009	April 23, 2009
April 23, 2009	April 23, 2009
April 23, 2009	April 23, 2009
April 24, 2009	April 27, 2009
May 7, 2009	May 7, 2009
June 26, 2009	June 30, 2009
July 22, 2009	July 23, 2009
July 23, 2009	July 23, 2009
July 23, 2009	July 23, 2009
August 6, 2009	August 6, 2009
August 10, 2009	August 10, 2009

•	The description of our common units which is contained in our Current Report on Form 8-K filed with the Commission on October 19, 2006, including any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus and the termination of the offering of securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 503-9252, Attention: Investor Relations.

Suburban Propane Partners, L.P.

2,200,000 Common Units
Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Wells Fargo Securities
BofA Merrill Lynch
Citi
Goldman, Sachs & Co.

Co-Managers

J.P. Morgan
Raymond James

August   , 2009